Filed Pursuant to
Rule 433
Registration Statement
No. 333-124095
Dated May 8, 2006

Product Snapshot Index+ Notes Indicative Terms Only — May 8, 2006 — Subject to Change without Notice
Sample Structure:

•	Underlying:	iShares Russell 2000 Index Fund (Bloomberg: IWM <Index>)
•	Maturity:	18 months
•	Index Participation:	100% upside participation
•	Out-Performance Amount:	5.00%
•	Call Level:	18.00% (callable any time after 12 months)
•	Downside Risk:	1-for-1 downside participation + 5.00% Out-Performance
Positioning:
•	Equity alternative that facilitates a moderately bullish view on the Underlying.

•	Investors will always Out-Perform the performance of the Underlying by 5.00% on the upside and downside.

•	Investors may be called at 18.00% and therefore may forgo unlimited upside in exchange for their Out-Performance.
Best Case Scenario:
•	Investors receive unlimited index performance plus a 5.00% Out-Performance Amount, subject to a Call Level at 18.00%. If called the annualized uncompounded return is equal to 12.00%.
Worse Case Scenario:
•	If the Underlying depreciates below its Initial Level, investors will participate 1-for-1 on the downside, but will always receive 5.00% more than the actual % change. Maximum loss is equal to 95.00%.
Risk Considerations:
•	Because the Securities are not principal protected and the return to an investor is based on the performance of the Underlying, investors may lose the majority of their initial investment.

•	Participation is in the price appreciation/depreciation of the Underlying (dividends not included).

•	The return on an investor’s investment is callable and may therefore be lower than the return that investors would have received if they had made a direct investment in the Underlying or the component securities of the Underlying.

Hypothetical Scenario Analysis at Maturity:
•	The hypothetical scenario analysis contained herein is not reflective of the reinvestment of dividends and other earnings advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will, or is likely to, achieve similar to those shown. Hypothetical results are neither an indicator nor guarantee of future returns.
Actual results will vary, perhaps materially, from the analysis.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409. iShares is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Deutsche Bank AG London Branch. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.